PEARSON

PEARSON PLC

RECEIVED

2005 NOV 21 P 12: 12

OFFICE OF INTERNATIONAL CORPORATE FINANCE

05012732

SUPPL

4 November 2005

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 - File number: 82-4019

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

Press Releases:-
19 October – Notification of change in interest of shares
26 October – Notification of change in interest of shares
27 October – IDC announce third quarter results
1 November - Notification of change to directors shareholdings
1 November – Pearson 9 month trading update
3 November – Notification of change in interest of shares
3 November – Lionel Barber appointed editor of the Financial Times
3 November – Statement re The Financial Times

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

C. Abraham

p.p. Stephen Jones
Deputy Secretary

PROCESSED
NOV 23 2005 E
THOMSON FINANCIAL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-9

11/22

Press releases

19 October 2005
Notification of Change in Interest in Shares

http://www.pearson.com/press/press_uploadfiles/20051019_notification_of_change

search for more press releases

All Dates | All categories | Go

search press releases: Go

PEARSON

PEARSON PLC

80 STRAND
LONDON WC2R ORL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

19 October 2005

RNS
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

AVS No: 577059

Dear Sirs

Notification of Change in Interest in Shares

We write in accordance with rule 9.12, under the continuing obligations section of the Listing Rules, to notify you that on 19 October 2005 we received information that, pursuant to section 198 of the Companies Act 1985, the shareholding of The Capital Group Companies, Inc., which equals 112,473,379 shares, now represents 13.989% of the issued ordinary share capital of Pearson plc.

The registered holders of the shares are listed on the schedule attached to this fax.

Yours faithfully

Donna S. Clark

Donna Clark
Company Secretarial Assistant

198/90/I

To: Pearson plc
80 Strand
London WC2R 0RK
UK

Date: 17 October 2005

SECTION 198 NOTIFICATION
Notification of Decrease

This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital International S.A., Capital International, Inc., Capital International Limited, and Capital Guardian Trust Company, pursuant to Section 198 of the Companies Act 1985.

The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.

Share capital to which this relates:

Ordinary Shares (803,989,183 shares outstanding)

Number of shares in which the Companies have an interest:

112,473,379

Name(s) of registered holder(s):

See Schedule B

As of 17 October 2005

Pearson plc

	Number of Shares	Percent of Outstanding
The Capital Group Companies, Inc. ("CG") holdings	**112,473,379**	**13.989%**
Holdings by CG Management Companies and Funds:		
• Capital Guardian Trust Company	50,530,769	6.285%
• Capital International Limited	16,017,698	1.992%
• Capital International S.A.	4,693,277	0.584%
• Capital International, Inc.	10,464,363	1.302%
• Capital Research and Management Company	30,767,272	3.827%

Schedule A

Schedule of holdings in Pearson plc
As of 17 October 2005

Capital Guardian Trust Company

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	6,024,858
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	1,945,958
Northern Trust c/o NorTrust Nominees Limited 155 Bishopsgate London EC2M 3XS	286,709
Chase Manhattan Bank Australia Limited Level 36 World Trade Centre Jamison Street Sydney, NSW 2000 Australia	2,700
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	23,098,525
BT Globenet Nominees Ltd. 1 Appold Street Broadgate London EC2A 2HE	751,735
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	5,241,775
Cede & Co. 55 Water Street New York, NY 10006	228,263

Deutsche Bank Mannheim	2,200
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	1,852,700
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	157,600
Citibank London 11 Old Jewry London EC2R 8D8 UK	11,100
Royal Trust	22,800
Brown Bros. One Mellon Bank Center Pittsburgh, PA 15258	103,093
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	6,905,982
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	115,300
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	68,100

State Street Bank & Trust Co.	71,300
Citibank	13,600
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	2,200
Citibank NA Toronto	45,500
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	2,100
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	4,900
Mellon Bank N.A. London Branch London United Kingdom	186,500
ROY Nominees Limited 71N Queen Victoria Street London EC4V 4DE United Kingdom	45,800
Mellon Nominees (UK) Limited 150 Buchanan Street Glasgow G1 2DY United Kingdom	1,859,104

HSBC 2 Leboh Ampang 50100 Kuala Lumpur, Malaysia	56,300
JP Morgan Chase Bank	1,424,067
TOTAL	**50,530,769**

Capital International Limited

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	306,562
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	3,027,748
Northern Trust c/o NorTrust Nominees Limited 155 Bishopsgate London EC2M 3XS	1,687,638
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	3,081,515
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	83,200
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	289,971
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	67,200
Citibank London 11 Old Jewry London EC2R 8D8 UK	113,966

Morgan Guaranty 83 Pall Mall London SW1Y 5ES UK	284,300
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	2,691,689
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	855,900
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	91,200
State Street Bank & Trust Co.	370,400
National Westminster Bank	120,300
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	58,700
Citibank NA Toronto	23,500
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	1,280,468

Chase Manhattan Nominee Ltd. Australia	48,300
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	988,300
Mellon Bank N.A. London Branch London United Kingdom	165,516
KAS UK Kass Associate P.O Box 178 1000 AD Amsterdam	61,425
Bank One London	212,600
Clydesdale Bank plc	77,000
JP Morgan Chase Bank	30,300
TOTAL	**16,017,698**

Capital International S.A.

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	16,036
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	35,800
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	2,127,442
Credit Suisse London Branch 24 Bishopsgate London EC2n4BQ UK	30,000
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	549,000
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	265,218
Brown Bros. One Mellon Bank Center Pittsburgh, PA 15258	79,748
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	11,300

Morgan Stanley	12,900
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	130,018
J.P. Morgan	860,083
National Westminster Bank	24,900
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	29,600
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	60,100
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	67,352
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	373,080
HSBC 2 Leboh Ampang 50100 Kuala Lumpur, Malaysia	20,700
TOTAL	**4,693,277**

Capital International, Inc.

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	3,245,357
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	1,138,205
Northern Trust c/o NorTrust Nominees Limited 155 Bishopsgate London EC2M 3XS	38,800
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	2,489,150
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	265,000
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	51,600
Citibank London 11 Old Jewry London EC2R 8D8 UK	107,300
Brown Bros. One Mellon Bank Center Pittsburgh, PA 15258	151,700

Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	814,698
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	109,100
State Street Bank & Trust Co.	913,696
Sumitomo Trust & Banking Fiduciary & Securities Business Dept. 1-5 Nihonbashi - Honcho 4-chome Cho-ku, Tokyo 103	35,500
Citibank	24,500
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	39,100
Citibank NA Toronto	429,757
State Street Australia Limited Australia	51,000
HSBC Bank plc. Securities Services, Mariner House Pepys Street London EC3N 4DA	150,200

JP Morgan Chase Bank	409,800
TOTAL	**10,464,363**

Capital Research and Management Company

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	750,000
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	30,017,272
TOTAL	**30,767,272**

Press releases

pri

RELATED LINKS

PDF
Change in Interest in
PDF

26 October 2005

Notification of Change in Interest in Shares

Please use the link below

http://www.pearson.com/press/press_uploadfiles/Change of Interest in Shares Oct 05.pdf

→ search for more press releases

All Dates | All categories | Go

search press releases: | Go

Top of page

PEARSON PLC

80 STRAND
LONDON WC2R ORL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

26 October 2005

RNS
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

AVS No: 134591

Dear Sirs

Notification of Change in Interest in Shares

We write in accordance with rule 9.12, under the continuing obligations section of the Listing Rules, to notify you that on 26 October 2005 we received information that, pursuant to section 198 of the Companies Act 1985, the shareholding of The Capital Group Companies, Inc., which equals 108,925,692 shares, now represents 13.544% of the issued ordinary share capital of Pearson plc.

The registered holders of the shares are listed on the schedule attached to this fax.

Yours faithfully

Jennifer Burton
Assistant Company Secretary

198/90/I

To: Pearson plc
80 Strand
London WC2R 0RK
UK

Date: 24 October 2005

SECTION 198 NOTIFICATION
Notification of Decrease

This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital International S.A., Capital International, Inc., Capital International Limited, and Capital Guardian Trust Company, pursuant to Section 198 of the Companies Act 1985.

The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.

Share capital to which this relates:

Ordinary Shares (804,261,853 shares outstanding)

Number of shares in which the Companies have an interest:

108,925,692

Name(s) of registered holder(s):

See Schedule B

As of 24 October 2005

Pearson plc

	Number of Shares	Percent of Outstanding
The Capital Group Companies, Inc. ("CG") holdings	**108,925,692**	**13.544%**
Holdings by CG Management Companies and Funds:		
• Capital Guardian Trust Company	48,125,371	5.984%
• Capital International Limited	16,017,698	1.992%
• Capital International S.A.	4,488,529	0.558%
• Capital International, Inc.	9,526,822	1.185%
• Capital Research and Management Company	30,767,272	3.826%

Schedule of holdings in Pearson plc
As of 24 October 2005

Capital Guardian Trust Company

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	5,707,658
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	1,879,158
Northern Trust c/o NorTrust Nominees Limited 155 Bishopsgate London EC2M 3XS	285,609
Chase Manhattan Bank Australia Limited Level 36 World Trade Centre Jamison Street Sydney, NSW 2000 Australia	2,700
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	22,013,425
BT Globenet Nominees Ltd. 1 Appold Street Broadgate London EC2A 2HE	741,435
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	5,029,375
Cede & Co. 55 Water Street New York, NY 10006	228,263

Deutsche Bank Mannheim	2,200
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	1,778,900
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	153,600
Citibank London 11 Old Jewry London EC2R 8D8 UK	11,100
Royal Trust	22,800
Brown Bros. One Mellon Bank Center Pittsburgh, PA 15258	103,093
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	6,552,682
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	110,300
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	68,100

State Street Bank & Trust Co.	64,900
Citibank	13,600
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	2,200
Citibank NA Toronto	45,500
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	2,100
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	4,900
Mellon Bank N.A. London Branch London United Kingdom	179,300
ROY Nominees Limited 71N Queen Victoria Street London EC4V 4DE United Kingdom	45,800
Mellon Nominees (UK) Limited 150 Buchanan Street Glasgow G1 2DY United Kingdom	1,660,406

HSBC 2 Leboh Ampang 50100 Kuala Lumpur, Malaysia	55,300
JP Morgan Chase Bank	1,360,967
TOTAL	**48,125,371**

Capital International Limited

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	306,562
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	3,027,748
Northern Trust c/o NorTrust Nominees Limited 155 Bishopsgate London EC2M 3XS	1,687,638
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	3,081,515
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	83,200
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	289,971
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	67,200
Citibank London 11 Old Jewry London EC2R 8D8 UK	113,966

Morgan Guaranty 83 Pall Mall London SW1Y 5ES UK	284,300
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	2,691,689
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	855,900
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	91,200
State Street Bank & Trust Co.	370,400
National Westminster Bank	120,300
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	58,700
Citibank NA Toronto	23,500
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	1,280,468

Chase Manhattan Nominee Ltd. Australia	48,300
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	988,300
Mellon Bank N.A. London Branch London United Kingdom	165,516
KAS UK Kass Associate P.O Box 178 1000 AD Amsterdam	61,425
Bank One London	212,600
Clydesdale Bank plc	77,000
JP Morgan Chase Bank	30,300
TOTAL	**16,017,698**

Capital International S.A.

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	16,036
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	35,800
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	2,004,642
Credit Suisse London Branch 24 Bishopsgate London EC2n4BQ UK	30,000
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	500,400
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	243,618
Brown Bros. One Mellon Bank Center Pittsburgh, PA 15258	71,700
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	11,300

Morgan Stanley	12,900
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	130,018
J.P. Morgan	860,083
National Westminster Bank	24,900
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	29,600
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	60,100
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	67,352
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	369,380
HSBC 2 Leboh Ampang 50100 Kuala Lumpur, Malaysia	20,700
TOTAL	**4,488,529**

Capital International, Inc.

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	3,003,057
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	1,057,005
Northern Trust c/o NorTrust Nominees Limited 155 Bishopsgate London EC2M 3XS	30,800
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	2,329,050
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	245,200
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	51,500
Citibank London 11 Old Jewry London EC2R 8D8 UK	98,300
Brown Bros. One Mellon Bank Center Pittsburgh, PA 15258	137,300

Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	580,457
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	98,700
State Street Bank & Trust Co.	823,896
Sumitomo Trust & Banking Fiduciary & Securities Business Dept. 1-5 Nihonbashi - Honcho 4-chome Cho-ku, Tokyo 103	33,400
Citibank	24,500
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	36,000
Citibank NA Toronto	420,657
State Street Australia Limited Australia	45,900
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	138,300

JP Morgan Chase Bank	372,800
TOTAL	**9,526,822**

Capital Research and Management Company

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	750,000
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	30,017,272
TOTAL	**30,767,272**

Press releases

27 October 2005
IDC announce third quarter results

http://www.pearson.com/press/press_uploadfiles/20051027_IDCO_Q305_10-27-05_FINAL1.pdf

REL
IDC
PDF

search for more press releases

All Dates | All categories | Go

search press releases: | Go

Interactive Data

Press Release

INTERACTIVE DATA REPORTS THIRD-QUARTER 2005 RESULTS

Third-Quarter Service Revenue Increased by 9.2% and Net Income Increased by 6.3%

BEDFORD, Mass – October 27, 2005 – Interactive Data Corporation (NYSE: IDC) today reported its financial results for the third quarter ended September 30, 2005. Third-quarter 2005 service revenue grew 9.2% to $134.2 million from $122.9 million in the third quarter of 2004. Net income for the third quarter of 2005 increased by 6.3% to $23.1 million, or $0.24 per diluted share, from $21.8 million, or $0.23 per diluted share, in the same quarter last year.

"Interactive Data's third-quarter 2005 results reflect another quarter of steady growth," stated Stuart Clark, president and chief executive officer. "Our third-quarter 2005 net income performance was influenced by two unusual factors. First, as expected, our tax rate for the third quarter of 2005 was higher than in the first two quarters of 2005. The increase reflected a year-to-date catch-up in our effective annual tax rate due to a UK tax law that was enacted in the third quarter of 2005 and is applicable from March 16, 2005. Second, our third-quarter 2004 expenses included a $1.8 million net benefit associated with a renegotiated supplier contract. The Company's third-quarter service revenue growth was driven by continuing strong performance within FT Interactive Data, our largest business, and the contribution of the FutureSource assets we acquired in September 2004. Excluding FutureSource and the impact of foreign exchange, we generated organic service revenue growth of 7.4%."

Clark commented, "Within our Institutional Services segment, overall renewal rates remained at or above 95%. Although our institutional customers remain focused on containing costs, we are successfully expanding our business in existing accounts. Within our Active Trader Services segment, eSignal continued to make progress with initiatives aimed at expanding its business by introducing enhanced services and establishing new alliances."

"Our cash position remains very strong even after paying a special dividend to stockholders totaling $74.5 million and repurchasing $5.6 million of our common stock as part of our current stock buyback program. We ended the third quarter of 2005 with cash, cash equivalents and marketable securities totaling $196.6 million with no debt. We believe that Interactive Data has the requisite financial strength to continue investing in developing new services, establishing strategic alliances and pursuing acquisitions. Each of these areas is an important element in our growth strategy," Clark concluded.

Other Third-Quarter Operating and Financial Highlights

Effects of Foreign Exchange:

- Interactive Data's third-quarter 2005 service revenue was negatively impacted by $0.3 million due to the effects of foreign exchange. Third-quarter 2005 service revenue before the effects of foreign exchange grew by $11.6 million, or 9.5%, over the comparable period in 2004. Total costs and expenses in the third quarter of 2005 were positively impacted by $0.3 million due to the effects of foreign exchange. Third-quarter 2005 total costs and expenses before the effects of foreign exchange increased by $8.3 million, or 9.3%, over the third quarter of last year.

Institutional Services Segment:

- FT Interactive Data's third-quarter 2005 service revenue of $90.0 million grew 9.4% over the prior year's third quarter (or an increase of 9.6% before the effects of foreign exchange). North American service revenue for the third quarter of 2005 increased 11.1% over the prior year's third quarter, driven by new sales throughout the year, strong client retention and higher usage-related activity among redistribution clients. Third-quarter 2005 European service revenue increased by 2.0% (or an increase of 3.8% before the effects of foreign exchange) from the third quarter of last year. During the third quarter of 2005, FT Interactive Data won new business for its new European Union Savings Directive data module with customers in Europe and announced the availability of its Fair Value Information Service for European domiciled funds. FT Interactive Data's Asia-Pacific third-quarter 2005 service revenue increased 26.2% (or an increase of 19.1% before the effects of foreign exchange) compared with the prior year's third quarter.

- ComStock generated third-quarter 2005 service revenue of $19.0 million, an increase of 1.5% over the same quarter last year (or an increase of 2.1% before the effects of foreign exchange). ComStock's third-quarter 2005 growth in Europe and North America was partly offset by cancellations associated with the final integration of HyperFeed customers onto the ComStock platform.

- CMS BondEdge's service revenue for the third quarter of 2005 increased by 2.3% over last year's third quarter to $8.1 million. CMS BondEdge's third-quarter performance was highlighted by five new client installations and additional purchases by existing customers.

Active Trader Services Segment:

- eSignal's third-quarter 2005 service revenue grew 22.6% over 2004's third-quarter service revenue to $17.1 million primarily due to the contribution of FutureSource and the expansion of eSignal's direct subscriber base. FutureSource, whose assets were acquired in September 2004, generated $4.5 million in third-quarter 2005 service revenue, or 26.5% of eSignal's third-quarter service revenue. eSignal ended the third quarter of 2005 with approximately 46,000 direct subscription terminals, which includes over 7,000 FutureSource terminals. During the third quarter of 2005, eSignal announced alliances with the Chicago Board Options Exchange and Dow Jones Newswires that further expand delivery of eSignal services and broaden the content available on its market data and news platforms.

Costs and Expenses:

- Total third-quarter 2005 costs and expenses increased by 9.0% to $97.3 million from $89.3 million in the third quarter of 2004. Total costs and expenses for the third quarter of 2005 increased by $6.1 million, or 7.0%, before total costs and expenses associated with businesses acquired in the past twelve months, and the effects of foreign exchange.

Executive Appointments:

- In late September, Interactive Data announced a series of executive appointments within its existing senior management team as part of a new corporate organizational structure designed to better support and facilitate its long-term growth.

Nine Month Results

For the nine months ended September 30, 2005, Interactive Data reported service revenue of $406.8 million versus $359.4 million for the comparable period in 2004, an increase of $47.4 million or 13.2%. Total costs and expenses for the first nine months of 2005 rose 12.2%, or $32.5 million, to $298.6 million versus the comparable period in 2004. Income from operations increased 16.0% from $93.3 million in the first nine months of 2004 to $108.2 million for the comparable period in 2005. Net income for the first nine months of 2005 increased 17.0% to $69.2 million, or $0.72 per diluted share, from $59.2 million, or $0.62 per diluted share, for the comparable period in 2004.

As of September 30, 2005, Interactive Data had no outstanding debt and had cash, cash equivalents and marketable securities of $196.6 million. On July 7, 2005, Interactive Data paid a special dividend of $0.80 per share to stockholders of record on June 15, 2005, which totaled $74.5 million. As part of the Company's current one million share stock buyback program, Interactive Data repurchased a total of 256,000 shares at an average price of $21.84 per share during the third quarter of 2005, totaling $5.6 million. Entering the fourth quarter of 2005, 700,000 shares of common stock remained available for repurchase under the Company's current stock buyback program.

Outlook

We anticipate no significant change in business conditions during the fourth quarter of 2005 in comparison with the third quarter of 2005. We believe customers in the financial services sector will remain focused on cost containment initiatives. Based on our results to date, combined with our plans and opportunities going forward, we expect to deliver 2005 service revenue and net income growth in the low double digit range. The effective tax rate for 2005 is now expected to be in the range of 38.0% to 39.0%. Capital expenditures for 2005 are expected to remain in the range of $24.0 million to $26.0 million.

Conference Call Information

Interactive Data Corporation's management will conduct a conference call Thursday, October 27, 2005 at 11:00 a.m. Eastern Time to discuss the third-quarter 2005 results, related financial and statistical information, and additional business matters. The dial-in number for the conference call is (706) 679-4631; no access code is required. Investors and interested parties may also listen to the call via a live web broadcast available through the Investor Relations section of the Company's web site at www.interactivedata.com and through www.StreetEvents.com. To listen, please register and download audio software at the site at least 15 minutes prior to the call. For those who cannot listen to the live broadcast, a replay of the call will be available from Thursday, October 27, 2005 at 2:00 p.m. through Thursday, November 10, 2005 at 2:00 p.m., and can be accessed by dialing (706) 645-9291 or (800) 642-1687, using access code 7483083. This press release and other financial and statistical information to be presented on the conference call will be accessible on the Investor Relations section of the Company's web site at www.interactivedata.com. The web site is not incorporated by reference into this press release.

Non-GAAP Information

In an effort to provide investors with additional information regarding our results as determined by generally accepted accounting principles (GAAP), we also disclose the following non-GAAP information, which management believes provides the following useful information to investors:

- Management refers to growth rates at constant foreign currency exchange rates so that business results can be viewed without the impact of changing foreign currency exchange rates, thereby facilitating period-to-period comparisons of our underlying business. Generally, when the U.S. dollar either strengthens or weakens against other currencies, the growth at constant currency rates will be higher or lower than growth reported at actual exchange rates.
- Management refers to organic growth, which excludes the contribution of businesses acquired or closed during the past 12 months, and the effects of foreign currency exchange rates because management believes that facilitating period-to-period comparisons of our organic revenue growth on a constant dollar basis better reflects actual trends. As part of determining organic growth, management refers to service revenue for our FT Interactive Data, ComStock, CMS BondEdge, and eSignal businesses. Management uses such information for evaluating its business, and for forecasting and planning purposes. In addition, since we have historically reported service revenue for these businesses to the investment community as part of our reports on Form 10-K and Form 10-Q, we believe that continuing to offer such information provides consistency in our financial reporting.
- Management includes information regarding total costs and expenses excluding total costs and expenses associated with businesses acquired or closed during the past 12 months, and the effects of foreign exchange, because management believes changes in our core total costs and expenses on a constant dollar basis better reflect actual trends.

The above measures are non-GAAP financial measures and should not be considered in isolation from, and are not intended to represent an alternative measure of, revenue, total costs and expenses, earnings or cash flows provided by operating activities, each as determined in accordance with GAAP. In addition, the above measures may not be comparable to similarly titled measures reported by other companies.

Forward-looking and Cautionary Statements

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and federal securities laws, and is subject to the safe-harbor created by such Act and laws. Forward-looking statements include our statements discussing future financial conditions, results or projections, including those appearing under the heading "Outlook," those statements about expected market conditions and our expected growth and product and service developments, and potential alliances and acquisitions. These statements are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause actual results to be materially different from those contemplated by the forward-looking statements. Such factors include, but are not limited to: (i) the presence of competitors with greater financial resources than ours and their strategic response to our services and products; (ii) the possibility of a prolonged outage or other major unexpected operational difficulty at any of our key facilities; (iii) our ability to maintain relationships with our key suppliers and providers of market data; (iv) our ability to maintain our relationships with service bureaus and custodian banks; (v) a decline in activity levels in the securities markets; (vi) consolidation of financial services companies, both within an industry and across industries; (vii) the continuing impact of cost cutting pressures across the industries we serve; (viii) new offerings by competitors or new technologies that could cause our products or services to become less competitive or obsolete; (ix) our ability to negotiate and enter into strategic alliances or acquisitions on favorable terms, if at all; (x) our ability to

derive the anticipated benefits from our strategic alliances or acquisitions in the desired time frame, if at all; (xi) potential regulatory investigations of us or our customers relating to our services; (xii) the regulatory requirements applicable to our business, including our FT Interactive Data Corporation subsidiary, which is a registered investment adviser; (xiii) our ability to attract and retain key personnel; (xiv) the ability of our majority shareholder to exert influence over our affairs, including the ability to approve or disapprove any corporate actions submitted to a vote of our stockholders; (xv) our ability to successfully and effectively complete the consolidation of our data centers, ticker plants and production systems and achieve anticipated benefits in the desired time frame, if at all; (xvi) our ability to develop new and enhanced service offerings and our ability to market and sell those new and enhanced offerings successfully to new and existing customers; (xvii) our ability to comply on an ongoing basis with the rules and regulations set forth in and/or adopted pursuant to the Sarbanes-Oxley Act and related Securities and Exchange Commission and New York Stock Exchange rules and regulations; and (xviii) other factors identified in our most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission. We undertake no obligation to update these forward-looking statements.

About Interactive Data Corporation

Interactive Data Corporation is a leading global provider of securities pricing, financial information, and analytic tools to institutional and individual investors. The Company supplies time-sensitive pricing (including evaluated pricing), dividend, corporate action, and descriptive information for more than 3.5 million securities traded around the world, including hard-to-value instruments. Many of the world's best-known financial services and software companies subscribe to the Company's services in support of their trading, analysis, portfolio management, and valuation activities.

Interactive Data Corporation is headquartered in Bedford, Massachusetts. Through its branded businesses, FT Interactive Data, ComStock, CMS BondEdge, and eSignal, Interactive Data Corporation has approximately 1,800 employees in offices located throughout North America, Europe, Asia, and Australia. Pearson plc (NYSE: PSO), an international media company, whose businesses include the Financial Times Group, Pearson Education, and the Penguin Group, owns approximately 60 percent of the outstanding common stock of Interactive Data Corporation.

The FT Interactive Data business includes FT Interactive Data Corporation, a Delaware corporation. The ComStock business includes ComStock, Inc., a New York corporation.

COMPANY CONTACTS
Investors:
Andrew Kramer
Director of Investor Relations
781-687-8306
andrew.kramer@interactivedata.com

Media:
Naomi Kaufman
Director of Marketing Communications
781-687-8045
naomi.kaufman@interactivedata.com

INTERACTIVE DATA CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
Unaudited
(In thousands except per share data)

	Three Months Ended September 30,			Nine Months Ended September 30,		
	2005	2004	Change	2005	2004	Change
SERVICE REVENUE	$ 134,198	$ 122,884	9.2%	$ 406,848	$ 359,389	13.2%
COSTS & EXPENSES						
Cost of Services	40,463	38,058	6.3%	124,133	114,382	8.5%
Selling, general & administrative	46,752	40,958	14.1%	144,665	121,352	19.2%
Depreciation	4,773	4,689	1.8%	13,916	13,728	1.4%
Amortization	5,293	5,555	-4.7%	15,905	16,617	-4.3%
Total costs & expenses	97,281	89,260	9.0%	298,619	266,079	12.2%
INCOME FROM OPERATIONS	36,917	33,624	9.8%	108,229	93,310	16.0%
Other income, net	1,212	622	94.9%	3,391	1,554	118.2%
INCOME BEFORE INCOME TAXES	38,129	34,246	11.3%	111,620	94,864	17.7%
Income Tax expense	14,985	12,482	20.1%	42,381	35,669	18.8%
NET INCOME	$ 23,144	$ 21,764	6.3%	$ 69,239	$ 59,195	17.0%
NET INCOME PER SHARE						
Basic	$ 0.25	$ 0.23	8.7%	$ 0.74	$ 0.64	15.6%
Diluted	$ 0.24	$ 0.23	4.3%	$ 0.72	$ 0.62	16.1%
Cash dividends paid per common share	$ 0.80	$ -	-	$ 0.80	$ -	-
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING						
Basic	93,196	93,149	0.1%	93,186	93,173	0.0%
Diluted	95,983	95,442	0.6%	95,965	95,396	0.6%

INTERACTIVE DATA CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	September 30, 2005 Unaudited	December 31, 2004
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 147,360	$ 207,908
Marketable securities	49,214	2,371
Accounts receivable, net	90,164	88,295
Interest receivable	1,578	-
Prepaid expenses and other current assets	10,158	15,809
Deferred income taxes	8,244	5,838
Total current assets	306,718	320,221
Property and equipment, net	56,896	54,854
Goodwill	465,966	480,444
Other intangible assets, net	153,523	169,338
Other assets	662	816
Total Assets	$ 983,765	$ 1,025,673
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable, trade	$ 14,203	$ 15,943
Payable to affiliates	2,085	1,552
Accrued liabilities	58,785	67,276
Income taxes payable	6,167	10,672
Deferred revenue	34,155	40,774
Total current liabilities	115,395	136,217
Deferred tax liabilities	32,556	29,583
Other liabilities	1,227	2,117
Total Liabilities	$ 149,178	$ 167,917
Stockholders' Equity:		
Preferred stock	-	-
Common stock	975	963
Additional paid-in capital	841,445	821,590
Treasury stock, at cost	(68,940)	(44,308)
Accumulated earnings	52,824	58,074
Accumulated other comprehensive income	8,283	21,437
Total Stockholders' Equity	$ 834,587	$ 857,756
Total Liabilities and Stockholders' Equity	$ 983,765	$ 1,025,673

INTERACTIVE DATA CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Nine Months Ended September 30, (Unaudited)	
	2005	2004
Cash flows provided by (used in) operating activities:		
Net income	$ 69,239	$ 59,195
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	29,821	30,345
Tax benefit from exercise of stock options	3,217	2,567
Deferred income taxes	269	2,015
Amortization of discounts and premiums on marketable securities, net	1,704	-
Other non-cash items, net	1,371	503
Changes in operating assets and liabilities, net	(13,590)	(10,727)
NET CASH PROVIDED BY OPERATING ACTIVITIES	92,031	83,898
Cash flows provided by (used in) investing activities:		
Purchase of fixed assets	(16,605)	(17,723)
Acquisition of business	(237)	(17,676)
Purchase and sale of marketable securities	(48,547)	-
Other investing activities	170	-
NET CASH USED IN INVESTING ACTIVITIES	(65,219)	(35,399)
Cash flows provided by (used in) financing activities:		
Purchase of treasury stock	(24,632)	(14,346)
Proceeds from exercise of stock options and employee stock purchase plan	15,286	9,334
Common stock cash dividends	(74,489)	-
NET CASH USED IN FINANCING ACTIVITIES	(83,835)	(5,012)
Effect of exchange rate on cash	(3,525)	(9)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(60,548)	43,478
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	207,908	131,639
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 147,360	$ 175,117

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Service Revenue Before Effects of Foreign Exchange and FutureSource Service Revenue (In thousands)

($ in Thousands)

	Q3 2005	Q3 2004	Change
Service Revenue			
Institutional Services			
FT Interactive Data	$ 89,978	$ 82,279	9.4%
ComStock	19,015	18,725	1.5%
CMS BondEdge	8,145	7,964	2.3%
Institutional Services Total	117,138	108,968	7.5%
Active Trader Services			
eSignal	17,060	13,916	22.6%
Active Trader Services Total	17,060	13,916	22.6%
Total Service Revenue	134,198	122,884	9.2%
Effects of Foreign Exchange	327	-	
Service Revenue before Effects of Foreign Exchange	134,525	122,884	9.5%
Service Revenue – FutureSource	(4,527)	(1,845)	
Service Revenue before Effects of Foreign Exchange and FutureSouce Service Revenue	$ 129,998	$ 121,039	7.4%

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES (CONTINUED)

Total Costs and Expenses Before Effect of FutureSource Total Costs and Expenses, and Effects of Foreign Exchange (In thousands)

($ in Thousands)

	Q3 2005	Q3 2004	Change
Total Costs & Expenses	$ 97,281	$ 89,260	9.0%
Total Costs & Expenses – FutureSource	(3,981)	(1,774)	
Effects of Foreign Exchange	282	-	
Total Costs & Expenses before above factors	$ 93,582	$ 87,486	7.0%

Media
Press releases
Press kit
Presentations
Company press offices
Media contacts

Press releases

pri

01 November 2005

Notification of change to directors shareholdings

Click here to download PDF

search for more press releases

All Dates | All categories | Go

Top of page

search press releases: Go

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.14R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the *issuer* **PEARSON PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a) (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) **BOTH (i) AND (ii)**
3.	Name of *person discharging managerial responsibilities/director* **GLEN MORENO** **(CHAIRMAN)**	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **HOLDING**	6	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **AMERICAN DEPOSITORY RECEIPTS (ADRs)**
7.	Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them **GLEN MORENO**	8.	State the nature of the transaction **PURCHASE OF ADRs**
9	Number of *shares*, debentures or financial instruments relating to *shares* acquired **50,000**	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) **0.006218922%**

11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed **N/A**	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) **N/A**
13.	Price per *share* or value of transaction **$11.35314**	14.	Date and place of transaction **1 NOVEMBER 2005 USA**
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) **100,000 ADRs 0.012437844 %**	16.	Date issuer informed of transaction **1 NOVEMBER 2005**

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17.	Date of grant **N/A**	18.	Period during which or date on which it can be exercised **N/A**
19.	Total amount paid (if any) for grant of the option **N/A**	20.	Description of *shares* or debentures involved (*class* and number) **N/A**
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise **N/A**	22.	Total number of *shares* or debentures over which options held following notification **N/A**
23.	Any additional information **N/A**	24.	Name of contact and telephone number for queries: **JENNIFER BURTON, ASSISTANT COMPANY SECRETARY, 020 7010 2256.**

Name and signature of duly authorised officer of *issuer* responsible for making notification

JENNIFER BURTON

ASSISTANT COMPANY SECRETARY

____

Date of notification ___1 NOVEMBER 2005___

Press releases

pri

01 November 2005

Pearson nine-month trading update: Sales up 10% and operating profit up 20%

Pearson is today providing investors and analysts with a trading update. All growth rates are for the first nine months of the year and are stated on an underlying basis, excluding the impact of currency movements and portfolio changes.

Pearson continues to trade strongly, in line with our expectations, and we are on track to achieve significant growth in earnings, cash and return on invested capital for the full year. All our businesses are making good progress, although our key selling season in higher education and consumer publishing is still ahead of us.

Highlights for first nine months of 2005

- **Pearson** sales up 10% and operating profit up 20%;

- **Pearson Education** sales up 13% with good growth in all parts:

  School up 17%, helped by strong performance in US publishing market and start-up of major new testing programmes concentrated in the early part of the year;

  Higher Education up 5% with leadership in publishing, online learning and custom programmes producing good growth in the US;

  Professional up 17%, benefiting from phasing of new contracts in testing and government solutions. We now expect full-year sales growth in double digits, with operating margins similar to 2004.

- **FT Group** sales up 5%, with Financial Times advertising revenues up 6% and the newspaper on track to be around break even for the full year. **IDC** reported sales up 13% and net income up 17% (under US GAAP);

- **Penguin** sales up 2%, with good publishing in US, UK and Australia combating weak retail conditions, particularly in the UK. With the 2005 publishing schedule weighted more towards the first half, the rate of growth has, as expected, slowed through the year.

Marjorie Scardino, chief executive, said:

"2005 is turning out to be the strong year we predicted,

boosted by our steady investment in products and services and continued gains in operating efficiency. Penguin and the FT Group are making solid progress while our education business powers ahead. We are concentrating on trading well through our all-important fourth quarter, and our momentum makes us confident."

For more information:

Luke Swanson + 44 (0) 207 010 2310

→ search for more press releases

All Dates All categories Go

▲ Top of page

search press releases: Go

About us | Investors | Media | People | Community | Site map

Media
Press releases
Press kit
Presentations
Company press offices
Media contacts

Press releases

03 November 2005

Notification of change of interest in shares

http://www.pearson.com/press/press_uploadfiles/20051103_notification_of_change_

search for more press releases

All Dates | All categories | Go

search press releases: Go

PEARSON

PEARSON PLC

80 STRAND
LONDON WC2R ORL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

3 November 2005

RNS
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

AVS No: 570696

Dear Sirs

Notification of Change in Interest in Shares

We write in accordance with rule 9.12, under the continuing obligations section of the Listing Rules, to notify you that on 3 November 2005 we received information that, pursuant to section 198 of the Companies Act 1985, the shareholding of The Capital Group Companies, Inc., which equals 104,028,259 shares, now represents 12.939% of the issued ordinary share capital of Pearson plc.

The registered holders of the shares are listed on the schedule attached to this fax.

Yours faithfully

Jennifer Burton
Assistant Company Secretary

198/90/I

To: Pearson plc
80 Strand
London WC2R 0RK
UK

Date: 1 November 2005

SECTION 198 NOTIFICATION
Notification of Decrease

This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital International S.A., Capital International, Inc., Capital International Limited, and Capital Guardian Trust Company, pursuant to Section 198 of the Companies Act 1985.

The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.

Share capital to which this relates:

Ordinary Shares (803,997,162 shares outstanding)

Number of shares in which the Companies have an interest:

104,028,259

Name(s) of registered holder(s):

See Schedule B

As of 1 November 2005

Pearson plc

	Number of Shares	Percent of Outstanding
The Capital Group Companies, Inc. ("CG") holdings	**104,028,259**	**12.939%**
Holdings by CG Management Companies and Funds:		
• Capital Guardian Trust Company	44,774,038	5.569%
• Capital International Limited	16,112,998	2.004%
• Capital International S.A.	3,910,529	0.486%
• Capital International, Inc.	8,463,422	1.053%
• Capital Research and Management Company	30,767,272	3.827%

Schedule of holdings in Pearson plc
As of 1 November 2005

Capital Guardian Trust Company

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	5,282,758
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	1,803,858
Northern Trust c/o NorTrust Nominees Limited 155 Bishopsgate London EC2M 3XS	282,609
Chase Manhattan Bank Australia Limited Level 36 World Trade Centre Jamison Street Sydney, NSW 2000 Australia	2,700
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	20,403,252
BT Globenet Nominees Ltd. 1 Appold Street Broadgate London EC2A 2HE	713,435
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	4,631,015
Cede & Co. 55 Water Street New York, NY 10006	228,263

Deutsche Bank Mannheim	2,200
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	1,687,300
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	143,100
Citibank London 11 Old Jewry London EC2R 8D8 UK	11,100
Royal Trust	20,700
Brown Bros. One Mellon Bank Center Pittsburgh, PA 15258	95,193
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	6,054,782
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	105,300
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	68,100

State Street Bank & Trust Co.	61,200
Citibank	13,600
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	2,200
Citibank NA Toronto	45,500
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	2,100
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	4,900
Mellon Bank N.A. London Branch London United Kingdom	169,800
ROY Nominees Limited 71N Queen Victoria Street London EC4V 4DE United Kingdom	43,500
Mellon Nominees (UK) Limited 150 Buchanan Street Glasgow G1 2DY United Kingdom	1,564,106

HSBC 2 Leboh Ampang 50100 Kuala Lumpur, Malaysia	52,500
JP Morgan Chase Bank	1,278,967
TOTAL	**44,774,038**

Capital International Limited

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	306,562
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	2,893,348
Northern Trust c/o NorTrust Nominees Limited 155 Bishopsgate London EC2M 3XS	1,694,138
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	3,407,515
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	83,200
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	289,971
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	67,200
Citibank London 11 Old Jewry London EC2R 8D8 UK	113,966

Morgan Guaranty 83 Pall Mall London SW1Y 5ES UK	284,300
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	2,670,889
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	810,900
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	91,200
State Street Bank & Trust Co.	362,000
National Westminster Bank	120,300
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	58,700
Citibank NA Toronto	23,500
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	1,266,668

Chase Manhattan Nominee Ltd. Australia	48,300
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	988,300
Mellon Bank N.A. London Branch London United Kingdom	165,516
KAS UK Kass Associate P.O Box 178 1000 AD Amsterdam	61,425
Bank One London	212,600
Clydesdale Bank plc	77,000
JP Morgan Chase Bank	15,500
TOTAL	**16,112,998**

Capital International S.A.

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	16,036
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	35,800
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	1,517,942
Credit Suisse London Branch 24 Bishopsgate London EC2n4BQ UK	30,000
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	447,800
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	217,018
Brown Bros. One Mellon Bank Center Pittsburgh, PA 15258	63,800
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	11,300

Morgan Stanley	12,900
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	130,018
J.P. Morgan	860,083
National Westminster Bank	24,900
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	29,600
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	60,100
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	67,352
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	365,180
HSBC 2 Leboh Ampang 50100 Kuala Lumpur, Malaysia	20,700
TOTAL	**3,910,529**

Capital International, Inc.

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	2,656,257
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	943,005
Northern Trust c/o NorTrust Nominees Limited 155 Bishopsgate London EC2M 3XS	28,500
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	2,054,950
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	218,100
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	46,900
Citibank London 11 Old Jewry London EC2R 8D8 UK	88,800
Brown Bros. One Mellon Bank Center Pittsburgh, PA 15258	122,500

Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	527,157
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	87,500
State Street Bank & Trust Co.	725,596
Sumitomo Trust & Banking Fiduciary & Securities Business Dept. 1-5 Nihonbashi - Honcho 4-chome Cho-ku, Tokyo 103	30,000
Citibank	22,300
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	32,400
Citibank NA Toronto	383,757
State Street Australia Limited Australia	41,500
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	125,700

JP Morgan Chase Bank	328,500
TOTAL	8,463,422

Capital Research and Management Company

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	750,000
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	30,017,272
TOTAL	**30,767,272**

Press releases

03 November 2005

Lionel Barber appointed editor of the *Financial Times*

Pearson today announces the appointment of Lionel Barber as editor of the *Financial Times*, succeeding Andrew Gowers.

Barber, currently the FT's US managing editor, will take up his new role with immediate effect, returning to London full-time from January 2006.

"Lionel is an outstanding journalist and editor with a passion for business and a global instinct sharpened by his senior roles in the UK, Europe and America," said Marjorie Scardino, chief executive of Pearson. "He has the vision, talent and experience to lead the FT through its next phase of growth, in print and online."

Lionel Barber, 50, joined the FT 20 years ago, having begun his career as a business journalist at *The Scotsman* and *The Sunday Times*. At the FT, his roles have included Washington correspondent and US editor (1986-1992), Brussels bureau chief (1992-1998), news editor (1998-2000) and editor of the FT's European edition (2000-2002). In 2002 he moved to New York as the FT's US managing editor, responsible for the newspaper's US edition and for all US news on FT.com.

Lionel Barber said: "Around the world, the FT's reputation has never been higher. Accurate, credible and thoughtful news, comment and analysis have always been the FT's hallmark and the source of our special relationship with readers. We have a strong and dedicated team of journalists and I am looking forward to working with them to maintain and strengthen our position as the world's business newspaper."

For more information:

Luke Swanson + 44 (0) 20 7010 2310

Joanna Manning-Cooper + 44 (0) 20 7873 4447

→ search for more press releases

All Dates | All categories | Go

Top of page

Press releases

03 November 2005

Statement re the *Financial Times*

Pearson announces that Andrew Gowers is stepping down from the role of editor of the *Financial Times* because of strategic differences between himself and Pearson.

"We're very grateful to Andrew for his distinguished 22-year career at the FT," said Marjorie Scardino, chief executive of Pearson. "As editor he led the integration of print and online media, extended our international reach and steered the FT through the most difficult markets in its history."

Andrew Gowers became editor of the *Financial Times* in September 2001. His previous roles included Middle East editor, features editor, foreign editor, deputy editor and founding editor of *Financial Times Deutschland*.

→ search for more press releases
All Dates | All categories | Go

search press releases: Go

Top of page